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                                                                    EXHIBIT 99.1

April 15, 2002


To the Securities and Exchange Commission:

Arthur Andersen LLP ("Andersen") represented to Marex, Inc. that its audit for the year ended December 31, 2001 was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at affiliates of Andersen to conduct the relevant portions of the audit.

Very truly yours,

Marex, Inc.